FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

As of September 30, 2019

TENARIS, S.A.

(Translation of Registrant's name into English)

TENARIS, S.A.

29, Avenue de la Porte-Neuve 3rd floor

L-2227 Luxembourg

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F Ö Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No Ö

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended. This report contains Tenaris S.A. Consolidated Condensed Interim Financial Statements for the nine-month period ended September 30, 2019.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 30, 2019.

Tenaris, S.A.

By: /s/ Cecilia Bilesio

Cecilia Bilesio

Corporate Secretary

Tenaris S.A. Consolidated Condensed Interim Financial Statements for the nine-month period ended September 30, 2019

TENARIS S.A.

CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

September 30, 2019

29, Avenue de la Porte-Neuve – 3rd Floor.

L - 2227 Luxembourg

R.C.S. Luxembourg: B 85 203

Tenaris S.A. Consolidated Condensed Interim Financial Statements for the nine-month period ended September 30, 2019

CONSOLIDATED CONDENSED INTERIM INCOME STATEMENT

(all amounts in thousands of U.S. dollars, unless otherwise stated)		Three-month period ended September 30,		Nine-month period ended September 30,
	Notes	2019	2018	2019	2018
Continuing operations		(Unaudited)		(Unaudited)
Net sales	3	1,763,783	1,898,892	5,553,507	5,553,611
Cost of sales	4	(1,248,691)	(1,305,232)	(3,863,309)	(3,837,295)
Gross profit		515,092	593,660	1,690,198	1,716,316
Selling, general and administrative expenses	5	(333,111)	(335,714)	(1,017,085)	(1,022,922)
Other operating income (expense), net		5,139	551	7,511	(264)
Operating income		187,120	258,497	680,624	693,130
Finance Income	6	13,015	10,804	36,212	29,786
Finance Cost	6	(13,454)	(8,586)	(31,723)	(29,182)
Other financial results	6	8,340	10,839	21,670	43,156
Income before equity in earnings of non-consolidated companies and income tax		195,021	271,554	706,783	736,890
Equity in earnings of non-consolidated companies		13,235	55,930	68,659	142,876
Income before income tax		208,256	327,484	775,442	879,766
Income tax		(107,741)	(80,355)	(192,639)	(230,931)
Income for the period		100,515	247,129	582,803	648,835

Attributable to:
Owners of the parent		106,548	246,927	590,913	650,238
Non-controlling interests		(6,033)	202	(8,110)	(1,403)
		100,515	247,129	582,803	648,835
Earnings per share attributable to the owners of the parent during the period:
Weighted average number of ordinary shares (thousands)		1,180,537	1,180,537	1,180,537	1,180,537
Continuing operations
Basic and diluted earnings per share (U.S. dollars per share)		0.09	0.21	0.50	0.55
Basic and diluted earnings per ADS (U.S. dollars per ADS) (1)		0.18	0.42	1.00	1.10

(1) Each ADS equals two shares.

CONSOLIDATED CONDENSED INTERIM STATEMENT OF COMPREHENSIVE INCOME

(all amounts in thousands of U.S. dollars)	Three-month period ended September 30,		Nine-month period ended September 30,
	2019	2018	2019	2018
	(Unaudited)		(Unaudited)
Income for the period	100,515	247,129	582,803	648,835
Items that may be subsequently reclassified to profit or loss:
Currency translation adjustment	(55,621)	(16,400)	(60,194)	(95,462)
Change in value of cash flow hedges and instruments at fair value	(7,836)	5,007	(6,056)	(9,293)
From participation in non consolidated companies:
- Currency translation adjustment	(30,050)	24,970	(20,699)	(13,441)
- Changes in the fair value of derivatives held as cash flow hedges and others	630	(5)	433	(45)
Income tax relating to components of other comprehensive income	(44)	(16)	(80)	36
	(92,921)	13,556	(86,596)	(118,205)
Items that will not be reclassified to profit or loss:
Remeasurements of post employment benefit obligations	22	-	(1,845)	508
Income tax on items that will not be reclassified	-	-	532	(52)
Remeasurements of post employment benefit obligations of non-consolidated companies	8	(407)	(212)	(670)
	30	(407)	(1,525)	(214)
Other comprehensive (loss) income for the period, net of tax	(92,891)	13,149	(88,121)	(118,419)
Total comprehensive income for the period	7,624	260,278	494,682	530,416
Attributable to:
Owners of the parent	13,768	260,106	502,933	532,040
Non-controlling interests	(6,144)	172	(8,251)	(1,624)
	7,624	260,278	494,682	530,416

The accompanying notes are an integral part of these Consolidated Condensed Interim Financial Statements. These Consolidated Condensed Interim Financial Statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the fiscal year ended December 31, 2018.

Tenaris S.A. Consolidated Condensed Interim Financial Statements for the nine-month period ended September 30, 2019

CONSOLIDATED CONDENSED INTERIM STATEMENT OF FINANCIAL POSITION

(all amounts in thousands of U.S. dollars)		At September 30, 2019		At December 31, 2018
	Notes	(Unaudited)
ASSETS
Non-current assets
Property, plant and equipment, net	8	6,111,975		6,063,908
Intangible assets, net	9	1,565,891		1,465,965
Right-of-use assets, net	10	240,182		-
Investments in non-consolidated companies	14 & 17	856,524		805,568
Other investments	11	42,605		118,155
Deferred tax assets		217,608		181,606
Receivables, net		154,718	9,189,503	151,905	8,787,107
Current assets
Inventories, net		2,387,367		2,524,341
Receivables and prepayments, net		111,673		155,885
Current tax assets		157,056		121,332
Trade receivables, net		1,310,213		1,737,366
Derivative financial instruments	12	4,697		9,173
Other investments	11	322,763		487,734
Cash and cash equivalents	11	1,537,005	5,830,774	428,361	5,464,192
Total assets			15,020,277		14,251,299
EQUITY
Capital and reserves attributable to owners of the parent			11,955,266		11,782,882
Non-controlling interests			200,939		92,610
Total equity			12,156,205		11,875,492
LIABILITIES
Non-current liabilities
Borrowings		49,050		29,187
Lease liabilities	10	201,693		-
Deferred tax liabilities		380,809		379,039
Other liabilities		239,921		213,129
Provisions		38,748	910,221	36,089	657,444
Current liabilities
Borrowings		873,822		509,820
Lease liabilities	10	37,781		-
Derivative financial instruments	12	18,088		11,978
Current tax liabilities		130,961		250,233
Other liabilities		233,838		165,693
Provisions		27,921		24,283
Customer advances		79,581		62,683
Trade payables		551,859	1,953,851	693,673	1,718,363
Total liabilities			2,864,072		2,375,807
Total equity and liabilities			15,020,277		14,251,299

The accompanying notes are an integral part of these Consolidated Condensed Interim Financial Statements. These Consolidated Condensed Interim Financial Statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the fiscal year ended December 31, 2018.

Tenaris S.A. Consolidated Condensed Interim Financial Statements for the nine-month period ended September 30, 2019

CONSOLIDATED CONDENSED INTERIM STATEMENT OF CHANGES IN EQUITY

(all amounts in thousands of U.S. dollars)

	Attributable to owners of the parent
	Share Capital (1)	Legal Reserves	Share Premium	Currency Translation Adjustment	Other Reserves (2)	Retained Earnings (3)	Total	Non- controlling interests	Total
									(Unaudited)
Balance at December 31, 2018	1,180,537	118,054	609,733	(919,248)	(322,310)	11,116,116	11,782,882	92,610	11,875,492
Income (loss) for the period	-	-	-	-	-	590,913	590,913	(8,110)	582,803
Currency translation adjustment	-	-	-	(60,003)	-	-	(60,003)	(191)	(60,194)
Remeasurements of post employment benefit obligations, net of taxes	-	-	-	-	(1,313)	-	(1,313)	-	(1,313)
Change in value of instruments at fair value through other comprehensive income and cash flow hedges, net of taxes	-	-	-	-	(6,186)	-	(6,186)	50	(6,136)
From other comprehensive income of non-consolidated companies	-	-	-	(20,699)	221	-	(20,478)	-	(20,478)
Other comprehensive loss for the period	-	-	-	(80,702)	(7,278)	-	(87,980)	(141)	(88,121)
Total comprehensive income (loss) for the period	-	-	-	(80,702)	(7,278)	590,913	502,933	(8,251)	494,682
Changes in non-controlling interests (*)	-	-	-	-	1	-	1	118,387	118,388
Dividends approved	-	-	-	-	-	(330,550)	(330,550)	(1,807)	(332,357)
Balance at September 30, 2019	1,180,537	118,054	609,733	(999,950)	(329,587)	11,376,479	11,955,266	200,939	12,156,205

	Attributable to owners of the parent
	Share Capital (1)	Legal Reserves	Share Premium	Currency Translation Adjustment	Other Reserves (2)	Retained Earnings (3)	Total	Non- controlling interests	Total
									(Unaudited)
Balance at December 31, 2017	1,180,537	118,054	609,733	(824,423)	(320,569)	10,718,853	11,482,185	98,785	11,580,970
Changes in accounting policies	-	-	-	-	2,786	5,220	8,006	12	8,018
Balance at December 31, 2017	1,180,537	118,054	609,733	(824,423)	(317,783)	10,724,073	11,490,191	98,797	11,588,988
Income (loss) for the period	-	-	-	-	-	650,238	650,238	(1,403)	648,835
Currency translation adjustment	-	-	-	(95,261)	-	-	(95,261)	(201)	(95,462)
Remeasurements of post employment benefit obligations, net of taxes	-	-	-	-	482	-	482	(26)	456
Change in value of instruments at fair value through other comprehensive income and cash flow hedges, net of taxes	-	-	-	-	(9,263)	-	(9,263)	6	(9,257)
From other comprehensive income of non-consolidated companies	-	-	-	(13,441)	(715)	-	(14,156)	-	(14,156)
Other comprehensive loss for the period	-	-	-	(108,702)	(9,496)	-	(118,198)	(221)	(118,419)
Total comprehensive income (loss) for the period	-	-	-	(108,702)	(9,496)	650,238	532,040	(1,624)	530,416
Changes in non-controlling interests	-	-	-	-	(24)	-	(24)	28	4
Dividends approved	-	-	-	-	-	(330,550)	(330,550)	(1,861)	(332,411)
Balance at September 30, 2018	1,180,537	118,054	609,733	(933,125)	(327,303)	11,043,761	11,691,657	95,340	11,786,997

(1) The Company has an authorized share capital of a single class of 2.5 billion shares having a nominal value of USD1.00 per share. As of September 30, 2019 and 2018 there were 1,180,536,830 shares issued. All issued shares are fully paid.

(2) Other reserves include mainly the result of transactions with non-controlling interest that do not result in a loss of control, the remeasurement of post-employment benefit obligations and the changes in value of cash flow hedges and in financial instruments measured at fair value through other comprehensive income.

(3) The Distributable Reserve and Retained Earnings as of September 30, 2019 calculated in accordance with Luxembourg Law are disclosed in Note 13.

(*) Mainly related to Saudi Steel Pipe Company acquisition, see Note 17.

The accompanying notes are an integral part of these Consolidated Condensed Interim Financial Statements. These Consolidated Condensed Interim Financial Statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the fiscal year ended December 31, 2018.

Tenaris S.A. Consolidated Condensed Interim Financial Statements for the nine-month period ended September 30, 2019

CONSOLIDATED CONDENSED INTERIM STATEMENT OF CASH FLOWS

(all amounts in thousands of U.S. dollars)		Nine-month period ended September 30,
	Notes	2019	2018
Cash flows from operating activities		(Unaudited)

Income for the period		582,803	648,835
Adjustments for:
Depreciation and amortization	8, 9 & 10	401,179	417,247
Income tax accruals less payments		(145,404)	104,838
Equity in earnings of non-consolidated companies		(68,659)	(142,876)
Interest accruals less payments, net		(3,706)	5,964
Changes in provisions		(2,208)	(10,815)
Changes in working capital		503,358	(658,961)
Currency translation adjustment and others		(3,696)	7,288
Net cash provided by operating activities		1,263,667	371,520

Cash flows from investing activities
Capital expenditures	8 & 9	(269,707)	(273,669)
Changes in advance to suppliers of property, plant and equipment		3,185	4,937
Acquisition of subsidiaries, net of cash acquired	17	(132,845)	-
Additions to associated companies	16	(9,800)	-
Loan to non-consolidated companies	14	-	(14,740)
Repayment of loan by non-consolidated companies	14	40,470	9,370
Proceeds from disposal of property, plant and equipment and intangible assets		1,173	4,199
Dividends received from non-consolidated companies		28,974	25,722
Changes in investments in securities		254,369	348,423
Net cash (used in) provided by investing activities		(84,181)	104,242

Cash flows from financing activities
Dividends paid	7	(330,550)	(330,550)
Dividends paid to non-controlling interest in subsidiaries		(1,872)	(1,698)
Changes in non-controlling interests		1	4
Payments of lease liabilities	10	(28,835)	-
Proceeds from borrowings		1,031,716	723,303
Repayments of borrowings		(733,837)	(948,436)
Net cash (used in) financing activities		(63,377)	(557,377)

Increase (decrease) in cash and cash equivalents		1,116,109	(81,615)
Movement in cash and cash equivalents
At the beginning of the period		426,717	330,090
Effect of exchange rate changes		(7,297)	(12,445)
Increase (decrease) in cash and cash equivalents		1,116,109	(81,615)
At September 30,		1,535,529	236,030

		At September 30,
Cash and cash equivalents		2019	2018
Cash and bank deposits		1,537,005	236,303
Bank overdrafts		(1,476)	(273)
		1,535,529	236,030

The accompanying notes are an integral part of these Consolidated Condensed Interim Financial Statements. These Consolidated Condensed Interim Financial Statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the fiscal year ended December 31, 2018.

Tenaris S.A. Consolidated Condensed Interim Financial Statements for the nine-month period ended September 30, 2019

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

1	General information
2	Accounting policies and basis of presentation
3	Segment information
4	Cost of sales
5	Selling, general and administrative expenses
6	Financial results
7	Dividend distribution
8	Property, plant and equipment, net
9	Intangible assets, net
10	Right-of-use assets, net and lease liabilities
11	Cash and cash equivalents and other investments
12	Derivative financial instruments
13	Contingencies, commitments and restrictions to the distribution of profits
14	Investments in non-consolidated companies
15	Nationalization of Venezuelan Subsidiaries
16	Agreement for acquisition and other business agreements
17	Business combinations
18	Related party transactions
19	Category of financial instruments and classification within the fair value hierarchy
20	Delisting of Tenaris's shares from the Buenos Aires stock exchange
21	Subsequent event

Tenaris S.A. Consolidated Condensed Interim Financial Statements for the nine-month period ended September 30, 2019

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

(In the notes all amounts are shown in U.S. dollars, unless otherwise stated)

1	General information

Tenaris S.A. (the "Company") was established as a public limited liability company (société anonyme) under the laws of the Grand-Duchy of Luxembourg on December 17, 2001. The Company holds, either directly or indirectly, controlling interests in various subsidiaries in the steel pipe manufacturing and distribution businesses. References in these Consolidated Condensed Interim Financial Statements to "Tenaris" refer to Tenaris S.A. and its consolidated subsidiaries. A list of the principal Company’s subsidiaries is included in Note 29 to the Company’s audited Consolidated Financial Statements for the year ended December 31, 2018.

The Company’s shares trade on the Buenos Aires Stock Exchange, the Italian Stock Exchange and the Mexican Stock Exchange; the Company’s American Depositary Securities (“ADS”) trade on the New York Stock Exchange.

These Consolidated Condensed Interim Financial Statements were approved for issuance by the Company’s Board of Directors on October 30, 2019.

2	Accounting policies and basis of presentation

These Consolidated Condensed Interim Financial Statements have been prepared in accordance with IAS 34, “Interim Financial Reporting”. The accounting policies used in the preparation of these Consolidated Condensed Interim Financial Statements are consistent with those used in the audited Consolidated Financial Statements for the year ended December 31, 2018 except for the adoption of new and amended standards as set out below. These Consolidated Condensed Interim Financial Statements should be read in conjunction with the audited Consolidated Financial Statements for the year ended December 31, 2018, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standard Board (“IASB”) and in conformity with IFRS as adopted by the European Union (“EU”).

The preparation of Consolidated Condensed Interim Financial Statements requires management to make certain accounting estimates and assumptions that might affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the balance sheet dates, and the reported amounts of revenues and expenses for the reported periods. Actual results may differ from these estimates.

Material inter-company transactions, balances and unrealized gains (losses) on transactions between Tenaris’s subsidiaries have been eliminated in consolidation. However, since the functional currency of some subsidiaries is its respective local currency, some financial gains (losses) arising from inter-company transactions are generated. These are included in the Consolidated Condensed Interim Income Statement under Other financial results.

There were no significant changes in valuation techniques during the period and there have been no changes in any risk management policies since the year ended December 31, 2018.

Whenever necessary, certain comparative amounts have been reclassified to conform to changes in presentation in the current period.

Accounting pronouncements applicable as from January 1, 2019 and relevant for Tenaris

IFRS 16, “Leases”

Tenaris has adopted IFRS 16 “Leases” from 1 January 2019. In accordance with the transition provisions in IFRS 16, Tenaris has adopted the new rules using the modified retrospective approach, meaning that reclassifications of the adoption was recognized in the opening balance sheet as of January 1, 2019 and that comparatives were not restated.

Upon adoption of IFRS 16, Tenaris recognized lease liabilities in relation to leases which had previously been classified as ‘operating leases’ under the principles of IAS 17 “Leases”. These liabilities were measured at the present value of the remaining lease payments, discounted using the lessee’s incremental borrowing rate as of 1 January 2019. The associated right-of-use assets were measured at the amount equal to the lease liability, adjusted by the amount of any prepaid or accrued lease payments relating to that lease recognized in the balance sheet as of December 31, 2018. The difference between the amount of the lease liability recognized in the statement of financial position at the date of initial application and the operating lease commitments under IAS 17 is related to leases with a duration lower than 12 months, low value leases and/or leases with clauses related to variable payments.

Tenaris S.A. Consolidated Condensed Interim Financial Statements for the nine-month period ended September 30, 2019

2.	Accounting policies and basis of presentation (Cont.)

Accounting pronouncements applicable as from January 1, 2019 and relevant for Tenaris (Cont.)

IFRS 16, “Leases” (Cont.)

Leases are recognized as a right-of-use asset and a corresponding liability at the date at which the leased asset is available for use by the group. Each lease payment is allocated between the liability and finance cost. The finance cost is charged to profit or loss over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The right-of-use asset is depreciated over the shorter of the asset's useful life and the lease term on a straight-line basis.

Lease liabilities include the net present value of i) fixed payments, less any lease incentives receivable, ii) variable lease payments that are based on an index or a rate, iii) amounts expected to be payable by the lessee under residual value guarantees, iv) the exercise price of a purchase option if the lessee is reasonably certain to exercise that option, and v) payments of penalties for terminating the lease, if the lease term reflects the lessee exercising that option.

The lease payments are discounted using the interest rate implicit in the lease. If that rate cannot be determined, the lessee’s incremental borrowing rate is used, being the rate that the lessee would have to pay to borrow the funds necessary to obtain an asset of similar value in a similar economic environment with similar terms and conditions.

Right-of-use assets are measured at cost comprising the amount of the initial measurement of lease liability, any lease payments made at or before the commencement date less any lease incentives received and any initial direct costs incurred by the lessee.

Payments associated with short-term leases and leases of low-value assets are recognized on a straight-line basis as an expenses in profit or loss. Short-term leases are leases with a lease term of 12 months or less. Low-value comprise mainly IT equipment and small items of office furniture.

In determining the lease term, management considers all facts and circumstances that create an economic incentive to exercise an extension option, or not exercise a termination option. Extension options (or periods after termination options) are only included in the lease term if the lease is reasonably certain to be extended (or not terminated).

None of the accounting pronouncements issued after December 31, 2018 and as of the date of these Consolidated Condensed Interim Financial Statements has a material effect on the Company’s financial condition or result of operations.

Tenaris S.A. Consolidated Condensed Interim Financial Statements for the nine-month period ended September 30, 2019

3	Segment information

Reportable operating segment

(All amounts in millions of U.S. dollars)

Nine-month period ended September 30, 2019	Tubes	Other	Total
IFRS - Net Sales	5,239	315	5,554
Management view - operating income	648	60	708
Difference in cost of sales	(34)	2	(32)
Differences in depreciation and amortization	(1)	-	(1)
Differences in selling, general and administrative expenses	(1)	1	-
Differences in other operating income (expenses), net	6	-	6
IFRS - operating income	618	63	681
Financial income (expense), net			26
Income before equity in earnings of non-consolidated companies and income tax			707
Equity in earnings of non-consolidated companies			69
Income before income tax			775
Capital expenditures	262	8	270
Depreciation and amortization	388	13	401

Nine-month period ended September 30, 2018	Tubes	Other	Total
IFRS - Net Sales	5,249	305	5,554
Management view - operating income	492	58	550
Difference in cost of sales	135	6	141
Differences in depreciation and amortization	(5)	-	(5)
Differences in selling, general and administrative expenses	-	6	6
IFRS - operating income	623	70	693
Financial income (expense), net			44
Income before equity in earnings of non-consolidated companies and income tax			736
Equity in earnings of non-consolidated companies			143
Income before income tax			879
Capital expenditures	272	2	274
Depreciation and amortization	404	13	417

In the nine-month period ended September 30, 2019 and 2018, transactions between segments, which were eliminated in consolidation, are mainly related to sales of scrap, energy, surplus raw materials and others from the Other segment to the Tubes segment for $26.3 million and $41.2 million respectively. In addition to the amounts reconciled above, the main differences in net income arise from the impact of functional currencies on financial result, deferred income taxes as well as the result of investment in non-consolidated companies and changes on the valuation of inventories according to cost estimation internally defined.

Geographical information

(all amounts in thousands of U.S. dollars)	North America	South America	Europe	Middle East & Africa	Asia Pacific	Total
Nine-month period ended September 30, 2019
Net sales	2,624,522	1,086,478	556,419	1,018,541	267,547	5,553,507
Capital expenditures	133,074	88,802	39,406	2,883	5,542	269,707
Depreciation and amortization	204,600	79,050	60,911	31,636	24,982	401,179

Nine-month period ended September 30, 2018
Net sales	2,609,210	1,056,550	548,444	1,118,510	220,897	5,553,611
Capital expenditures	154,689	51,961	62,391	1,140	3,488	273,669
Depreciation and amortization	248,811	80,890	63,862	7,801	15,883	417,247

Allocation of net sales to geographical information is based on customer location. Allocation of depreciation and amortization is based on the geographical location of the underlying assets.

There are no revenues from external customers attributable to the Company’s country of incorporation (Luxembourg). For geographical information purposes, “North America” comprises Canada, Mexico and the USA; “South America” comprises principally Argentina, Brazil and Colombia; “Europe” comprises principally Italy, Romania and the United Kingdom; “Middle East and Africa” comprises principally Saudi Arabia, Kazakhstan, India, Nigeria and United Arab Emirates and “Asia Pacific” comprises principally China, Japan, Indonesia and Thailand.

Revenue is mainly recognized at a point in time to direct customers, when control has been transferred and there is no unfulfilled performance obligation that could affect the acceptance of the product by the customer. Tenaris’s revenues related to governmental institutions represent approximately 20% in 2019.

Tenaris S.A. Consolidated Condensed Interim Financial Statements for the nine-month period ended September 30, 2019

4	Cost of sales

	Nine-month period ended September 30,
(all amounts in thousands of U.S. dollars)	2019	2018
	(Unaudited)
Inventories at the beginning of the period	2,524,341	2,368,304
Increase in inventories due to business combinations	56,996	-
Plus: Charges of the period
Raw materials, energy, consumables and other	2,089,369	2,615,195
Services and fees	169,952	205,843
Labor cost	655,014	644,580
Depreciation of property, plant and equipment	318,910	323,441
Amortization of intangible assets	4,352	6,619
Depreciation of right-of-use assets	21,183	-
Maintenance expenses	208,708	142,697
Allowance for obsolescence	24,412	20,960
Taxes	92,937	70,947
Other	84,502	103,282
	3,726,335	4,133,564
Less: Inventories at the end of the period	(2,387,367)	(2,664,573)
	3,863,309	3,837,295

5	Selling, general and administrative expenses

	Nine-month period endd September 30,
(all amounts in thousands of U.S. dollars)	2019	2018
	(Unaudited)
Services and fees	111,069	91,956
Labor cost	362,813	355,526
Depreciation of property, plant and equipment	13,924	12,615
Amortization of intangible assets	31,207	74,572
Depreciation of right-of-use assets	11,603	-
Commissions, freight and other selling expenses	335,465	357,075
Provisions for contingencies	19,958	14,056
Allowances for doubtful accounts	(16,707)	(6,261)
Taxes	81,091	50,921
Other	66,662	72,462
	1,017,085	1,022,922

6	Financial results

(all amounts in thousands of U.S. dollars)	Nine-month period ended September 30,
	2019	2018
	(Unaudited)
Interest Income	36,276	32,078
Net result on changes in FV of financial assets at FVTPL	(64)	(2,292)
Finance Income (*)	36,212	29,786
Finance Cost	(31,723)	(29,182)
Net foreign exchange transactions results (**)	27,704	40,535
Foreign exchange derivatives contracts results	(5,876)	3,572
Other	(158)	(951)
Other Financial results	21,670	43,156
Net Financial results	26,159	43,760

(*) The nine-month period ended September 2019 includes $5.1 million of interest related to instruments carried at FVTPL.

(**) The nine-month period ended September 2019 and 2018 mainly includes the positive result from the Argentine peso depreciation against the U.S. dollar on Peso denominated liabilities at Argentine subsidiaries which functional currency is the U.S. dollar, it also includes the positive impact from Euro depreciation against the U.S. dollar on Euro denominated intercompany liabilities in subsidiaries with functional currency U.S. Dollar, largely offset by an increase in currency translation adjustment reserve from an Italian subsidiary.

Tenaris S.A. Consolidated Condensed Interim Financial Statements for the nine-month period ended September 30, 2019

7	Dividend distribution

On May 6, 2019, the Company’s Shareholders approved an annual dividend in the amount of $0.41 per share ($0.82 per ADS). The amount approved included the interim dividend previously paid in November 21, 2018 in the amount of $0.13 per share ($0.26 per ADS). The balance, amounting to $0.28 per share ($0.56 per ADS), was paid on May 22, 2019. In the aggregate, the interim dividend paid in November 2018 and the balance paid in May 2019 amounted to approximately $484 million.

On May 2, 2018, the Company’s Shareholders approved an annual dividend in the amount of $0.41 per share ($0.82 per ADS). The amount approved included the interim dividend previously paid in November 22, 2017 in the amount of $0.13 per share ($0.26 per ADS). The balance, amounting to $0.28 per share ($0.56 per ADS), was paid on May 23, 2018. In the aggregate, the interim dividend paid in November 2017 and the balance paid in May 2018 amounted to approximately $484 million.

8	Property, plant and equipment, net

(all amounts in thousands of U.S. dollars)	2019	2018
	(Unaudited)
Nine-month period ended September 30,
Opening net book amount	6,063,908	6,229,143
Increase due to business combinations	178,739	-
Currency translation adjustment	(37,387)	(52,131)
Additions	244,251	250,681
Disposals	(5,511)	(4,564)
Transfers	809	4,952
Depreciation charge	(332,834)	(336,056)
At September 30,	6,111,975	6,092,025

9	Intangible assets, net

(all amounts in thousands of U.S. dollars)	2019	2018
	(Unaudited)
Nine-month period ended September 30,
Opening net book amount	1,465,965	1,660,859
Increase due to business combinations	114,101	-
Currency translation adjustment	(2,362)	(5,667)
Additions	25,456	22,988
Disposals	(869)	(1,058)
Transfers	(841)	(4,952)
Amortization charge	(35,559)	(81,191)
At September 30,	1,565,891	1,590,979

10	Right-of-use assets, net and lease liabilities

Right-of-use assets evolution

(all amounts in thousands of U.S. dollars)	2019
(Unaudited)
Nine-month period ended September 30,
Opening net book amount	238,400
Increase due to business combinations	2,267
Currency translation adjustment	(538)
Additions	36,767
Disposals	(3,928)
Depreciation charge	(32,786)
At September 30,	240,182

Tenaris is a party to lease contracts which mainly consist in land where our facilities are located, as well as yards used for the storage of material. These leases represent more than 70% of right-of-use assets. The remaining assets are mainly related to office spaces and equipments.

Depreciation of right-of-use assets was mainly included in Tubes segment.

Tenaris S.A. Consolidated Condensed Interim Financial Statements for the nine-month period ended September 30, 2019

10	Right-of-use assets, net and lease liabilities (Cont.)

The initial cost of right-of-use assets consists of the initial lease liability plus lease payments made in 2018 of approximately $4 million.

Lease liabilities evolution

(all amounts in thousands of U.S. dollars)	2019
(Unaudited)
Nine-month period ended September 30,
Opening net book amount	234,149
Increase due to business combinations	2,267
Translation differences	3,583
Additions	32,114
Cancellations	(4,003)
Repayments	(30,771)
Interest accrued	2,135
At September 30, (*)	239,474

(*) The weighted average lessee’s incremental borrowing rate applied to the lease liabilities on 1 January 2019 was 2.4%.

The amount of remaining payments with maturity less than 1 year, between 2 and 5 years and more than 5 years is approximately 16%, 43% and 41% of the total remaining payments, respectively.

11	Cash and cash equivalents and other investments

(all amounts in thousands of U.S. dollars)	At September 30,	At December 31,
	2019	2018
Cash and cash equivalents	(Unaudited)
Cash at banks	98,775	81,211
Liquidity funds	147,784	160,198
Short – term investments	1,290,446	186,952
	1,537,005	428,361

Other investments - current
Bonds and other fixed Income	179,413	187,324
Fixed Income (time-deposit, zero coupon bonds, commercial papers)	143,350	300,410
	322,763	487,734
Other investments - non-current
Bonds and other fixed Income	38,678	113,829
Others	3,927	4,326
	42,605	118,155

12	Derivative financial instruments

(all amounts in thousands of U.S. dollars)	At September 30,	At December 31,
	2019	2018
Assets	(Unaudited)
Derivatives hedging borrowings and investments	3,829	5,604
Other Derivatives (*)	868	3,621
	4,697	9,225
Liabilities
Derivatives hedging borrowings and investments	15,321	11,667
Other Derivatives	2,767	311
	18,088	11,978

(*) At December 31, 2018 includes $52 thousand of non-current derivatives.

Tenaris S.A. Consolidated Condensed Interim Financial Statements for the nine-month period ended September 30, 2019

13	Contingencies, commitments and restrictions to the distribution of profits

Contingencies

Tenaris is from time to time subject to various claims, lawsuits and other legal proceedings, including customer claims, in which third parties are seeking payment for alleged damages, reimbursement for losses, or indemnity. Management with the assistance of legal counsel periodically reviews the status of each significant matter and assesses potential financial exposure.

Some of these claims, lawsuits and other legal proceedings involve highly complex issues, and often these issues are subject to substantial uncertainties and, therefore, the probability of loss and an estimation of damages are difficult to ascertain. Accordingly, with respect to a large portion of such claims, lawsuits and other legal proceedings, Tenaris is unable to make a reliable estimate of the expected financial effect that will result from ultimate resolution of the proceeding. In those cases, Tenaris has not accrued a provision for the potential outcome of these cases.

If a potential loss from a claim, lawsuit or other proceeding is considered probable and the amount can be reasonably estimated, a provision is recorded. Accruals for loss contingencies reflect a reasonable estimate of the losses to be incurred based on information available to management as of the date of preparation of the financial statements and take into consideration litigation and settlement strategies. In a limited number of ongoing cases, Tenaris was able to make a reliable estimate of the expected loss or range of probable loss and has accrued a provision for such loss but believes that publication of this information on a case-by-case basis would seriously prejudice Tenaris’s position in the ongoing legal proceedings or in any related settlement discussions. Accordingly, in these cases, the Company has disclosed information with respect to the nature of the contingency but has not disclosed its estimate of the range of potential loss.

The Company believes that the aggregate provisions recorded for potential losses in these Consolidated Condensed Interim Financial Statements are adequate based upon currently available information. However, if management’s estimates prove incorrect, current reserves could be inadequate and Tenaris could incur a charge to earnings which could have a material adverse effect on Tenaris’s results of operations, financial condition, net worth and cash flows.

Below is a summary description of Tenaris’s material legal proceedings which are outstanding as of the date of these Consolidated Condensed Interim Financial Statements. In addition, Tenaris is subject to other legal proceedings, none of which is believed to be material.

▪	CSN claims relating to the January 2012 acquisition of Usiminas shares

Confab Industrial S.A. (“Confab”), a Brazilian subsidiary of the Company, is one of the defendants in a lawsuit filed in Brazil by Companhia Siderúrgica Nacional (CSN) and various entities affiliated with CSN against Confab and several Ternium subsidiaries that acquired a participation in Usiminas’ control group in January 2012.

The CSN lawsuit alleges that, under applicable Brazilian laws and rules, the acquirers were required to launch a tag-along tender offer to all non-controlling holders of Usiminas’ ordinary shares for a price per share equal to 80% of the price per share paid in such acquisition, or BRL28.8, and seeks an order to compel the acquirers to launch an offer at that price plus interest. If so ordered, the offer would need to be made to 182,609,851 ordinary shares of Usiminas not belonging to Usiminas’ control group, and Confab would have a 17.9% share in that offer.

On September 23, 2013, the first instance court dismissed the CSN lawsuit, and on February 8, 2017, the court of appeals maintained the understanding of the first instance court. On March 6, 2017, CSN filed a motion for clarification against the decision of the Court of Appeals of São Paulo, which was rejected on July 19, 2017. On August 18, 2017, CSN filed an appeal to the Superior Court of Justice seeking the review and reversal of the decision issued by the Court of Appeals. On March 5, 2018, the court of appeals ruled that CSN’s appeal did not meet the requirements for submission to the Superior Court of Justice and rejected the appeal. On May 8, 2018, CSN appealed against such ruling and on January 22, 2019, the court of appeals rejected it and ordered that the case be submitted to the Superior Court of Justice. On September 10, 2019, the Superior Court of Justice declared CSN’s appeal admissible. The Superior Court of Justice will review the case and then render a decision on the merits. The Superior Court of Justice is restricted to the analysis of alleged violations to federal laws and cannot assess matters of fact.

Tenaris continues to believe that all of CSN’s claims and allegations are groundless and without merit, as confirmed by several opinions of Brazilian legal counsel, two decisions issued by the Brazilian securities regulator (CVM) in February 2012 and December 2016, and the first and second instance court decisions referred to above.

Tenaris S.A. Consolidated Condensed Interim Financial Statements for the nine-month period ended September 30, 2019

13	Contingencies, commitments and restrictions to the distribution of profits (Cont.)

Contingencies (Cont.)

▪	Veracel celulose accident litigation

On September 21, 2007, an accident occurred in the premises of Veracel Celulose S.A. (“Veracel”) in connection with a rupture in one of the tanks used in an evaporation system manufactured by Confab. The Veracel accident allegedly resulted in material damages to Veracel. Itaú Seguros S.A. (“Itaú”), Veracel’s insurer at the time of the Veracel accident and then replaced by Chubb Seguros Brasil S/A (“Chubb”), initiated a lawsuit against Confab seeking reimbursement of damages paid to Veracel in connection with the Veracel accident. Veracel initiated a second lawsuit against Confab seeking reimbursement of the amount paid as insurance deductible with respect to the Veracel accident and other amounts not covered by insurance. Itaú and Veracel claimed that the Veracel accident was caused by failures and defects attributable to the evaporation system manufactured by Confab. Confab believes that the Veracel accident was caused by the improper handling by Veracel’s personnel of the equipment supplied by Confab in violation of Confab’s instructions. The two lawsuits were consolidated and are considered by the 6th Civil Court of São Caetano do Sul; however, each lawsuit will be adjudicated separately.

On September 28, 2018 Confab and Chubb, entered into a settlement agreement pursuant to which on October 9, 2018, Confab paid an amount of approximately $3.5 million to Chubb, without assuming any liability for the accident or the claim.

On October 10, 2018, Confab was notified that the court had issued rulings for both lawsuits. Both decisions were unfavorable to Confab:

▪	With respect to Chubb’s claim, Confab was ordered to pay an amount of approximately BRL89.8 million (approximately $21.6 million) (including interest, fees and expenses). On October 15, 2018, Confab filed a request for homologation of the settlement agreement mentioned above, as such settlement agreement remains valid and binding between the parties. On November 8, 2018, the settlement agreement was homologated by the court.

▪	With respect to Veracel’s claim, Confab was ordered to pay the insurance deductible and other concepts not covered by insurance, currently estimated to amount to BRL62 million (approximately $14.9 million) (including interest, fees and expenses). Both parties filed motions for clarification against the court’s decision, which were partially granted. Although the contract between Confab and Veracel expressly provided that Confab would not be liable for damages arising from lost profits, the court award would appear to include BRL53.2 million (approximately $12.8 million) of damages arising therefrom; Confab has additional defense arguments in respect of a claim for lost profits. On December 18, 2018, Confab filed an appeal against the first instance court decision, and on April 30, 2019, Veracel filed its response to the appeal. At this stage the Company cannot predict the outcome of the claim or the amount or range of loss in case of an unfavorable outcome.

▪	Ongoing investigation

The Company is aware that Brazilian, Italian and Swiss authorities have been investigating whether certain payments were made from accounts of entities presumably associated with affiliates of the Company to accounts allegedly linked to individuals related to Petróleo Brasileiro S.A. and whether any such payments were intended to benefit the Company’s Brazilian subsidiary Confab. Any such payments could violate certain applicable laws, including the U.S. Foreign Corrupt Practices Act.

The Company had previously reviewed certain of these matters in connection with an investigation by the Brazilian authorities related to “Operation Lava Jato”, a new phase of which is presently ongoing.

The Audit Committee of the Company’s Board of Directors engaged external counsel in connection with a review of the alleged payments and related matters. In addition, the Company voluntarily notified the U.S Securities and Exchange Commission and the U.S. Department of Justice in October 2016.

In July 2019, the Company learned that the public prosecutor office of Milan, Italy, has completed a preliminary investigation into the alleged payments and has included in the investigation, among other persons, the Company’s Chairman and CEO, two other board members, Gianfelice Rocca and Roberto Bonatti, and the Company’s controlling shareholder, San Faustin. No determination has been made by the Italian judiciary as to whether to move the case to trial or have it dismissed.

The Company continues to review these matters and to respond to requests from and otherwise cooperate with the appropriate authorities. At this time, the Company cannot predict the outcome of these matters or estimate the range of potential loss or extent of risk, if any, to the Company's business that may result from resolution of these matters.

Tenaris S.A. Consolidated Condensed Interim Financial Statements for the nine-month period ended September 30, 2019

13	Contingencies, commitments and restrictions to the distribution of profits (Cont.)

Contingencies (Cont.)

▪	Putative class actions

Following the Company’s November 27, 2018 announcement that its Chairman and CEO Paolo Rocca had been included in an Argentine court investigation known as the Notebooks Case (a decision subsequently reversed by a higher court), two putative class action complaints were filed in the U.S. District Court for the Eastern District of New York. On April 29, 2019, the court consolidated the complaints into a single case, captioned “In re Tenaris S.A. Securities Litigation”, and appointed lead plaintiffs and lead counsel. On July 19, 2019, the lead plaintiffs filed an amended complaint purportedly on behalf of purchasers of Tenaris securities during the putative class period of May 1, 2014 through December 5, 2018. The individual defendants named in the complaint are Tenaris’s Chairman and CEO and Tenaris’s former CFO. The complaint alleges that during the class period, the Company and the individual defendants inflated the Tenaris share price by failing to disclose that sale proceeds received by Ternium (in which Tenaris held an 11.46% stake) when Sidor was expropriated by Venezuela were received or expedited as a result of allegedly improper payments made to Argentine officials. The complaint does not specify the damages that plaintiff is seeking. Management believes the Company has meritorious defenses to these claims; however, at this stage the Company cannot predict the outcome of the claim or the amount or range of loss in case of an unfavorable outcome.

▪	Investigation concerning alleged price overcharges in Brazil

In 2018, two Brazilian subsidiaries of the Company were notified of formal charges arising from a review by the Tribunal de Contas da Uniao (TCU) for alleged price overcharges on goods supplied to Petróleo Brasileiro S.A- Petrobras under a supply contract. Both companies have already filed their defenses. The estimated amount of this claim is BRL29.2 million (approximately $7 million). Tenaris believes, based on the advice of counsel and external consultants, that the prices charged under the Petrobras contract do not result in overprices and that it is unlikely that the ultimate resolution of this matter will result in a material obligation.

▪	Administrative proceeding concerning Brazilian tax credits

Confab is a party to an administrative proceeding concerning the recognition and transfer of tax credits for an amount allegedly exceeding the amount that Confab would have been entitled to recognize and/or transfer. The proceeding resulted in the imposition of a fine against Confab representing approximately 75% of the allegedly undue credits, which was appealed by Confab. On January 21, 2019, Confab was notified of an administrative decision denying Confab’s appeal, thereby upholding the tax determination and the fine against Confab. On January 28, 2019, Confab challenged such administrative decision and is currently awaiting a resolution. In case of an unfavorable resolution, Confab may still appeal before the courts. The estimated amount of this claim is BRL56.6 million (approximately $13.6 million). At this stage, the Company cannot predict the outcome of this claim.

Commitments and guarantees

Set forth is a description of Tenaris’s main outstanding commitments:

▪	A Tenaris company entered into a contract with Transportadora de Gas del Norte S.A. for the service of natural gas transportation to the facilities of Siderca, an Argentine subsidiary of Tenaris. As of September 30, 2019, the aggregate commitment to take or pay the committed volumes for a 9-year term totaled approximately $29.4 million.

▪	Several Tenaris companies entered into a contract with Praxair S.A. for the service of oxygen and nitrogen supply. As of September 30, 2019, the aggregate commitment to take or pay the committed volumes for a 14-year term totalled approximately $55.2 million.

▪	Several Tenaris companies entered into a contract with Graftech for the supply of graphite electrodes. As of September 30, 2019, the aggregate commitment to take or pay the committed volumes totalled approximately $43.5 million.

Tenaris S.A. Consolidated Condensed Interim Financial Statements for the nine-month period ended September 30, 2019

13	Contingencies, commitments and restrictions to the distribution of profits (Cont.)

Commitments and guarantees (Cont.)

▪	A Tenaris company entered into a 25-year contract (effective as of December 1, 2016, through December 1, 2041) with Techgen for the supply of 197 MW (which represents 22% of Techgen’s capacity). Monthly payments are determined on the basis of capacity charges, operation costs, back-up power charges, and transmission charges. As of the seventh contract year (as long as Techgen’s existing or replacing bank facility has been repaid in full), the Tenaris company has the right to suspend or early terminate the contract if the rate payable under the agreement is higher than the rate charged by the Comisión Federal de Electricidad (“CFE”) or its successors. The Tenaris company may instruct Techgen to sell to any affiliate, to CFE, or to any other third party all or any part of unused contracted energy under the agreement and the Tenaris company will benefit from the proceeds of such sale.

▪	A Tenaris company entered into a contract with Vale International S.A. for the supply of iron ore, for which it is committed to purchase at least 70% of its annual iron ore needs, up to 770 thousand tons of pellets annually. The contract expires on December 31, 2020. The aggregate commitment amounts to approximately $68 million.

▪	A Tenaris company entered into a contract with Canadian National Railway for the service of rail transportation from its raw material supplier to its Canadian production center. The total commitment ending June 30, 2020 is $19.7 million.

▪	A Tenaris company entered into a contract with Air Liquide Mexico, S. de R.L de C.V. for the supply of argon gas. As of September 30, 2019, the aggregate commitment totaled approximately $21.6 million.

▪	A Tenaris company is a party to a contract with Nucor Steel Memphis Inc. under which it is committed to purchase on a monthly basis a minimum volume of steel bars at prices that will be adjusted quarterly by the parties. The contract will become effective in January 2020 and will be in force until December 2022. As of September 30, 2019, the estimated aggregate contract amount through December 31, 2022, calculated at current prices, is approximately $107.1 million.

Additionally Tenaris has issued performance guarantees mainly related to long term commercial contracts with several customers and parent companies guarantees for approximately $2.5 billion.

Restrictions to the distribution of profits and payment of dividends

As of December 31, 2018, equity as defined under Luxembourg law and regulations consisted of:

(all amounts in thousands of U.S. dollars)
Share capital	1,180,537
Legal reserve	118,054
Share Premium	609,733
Retained earnings including net income for the year ended December 31, 2018	16,439,438
Total equity in accordance with Luxembourg law	18,347,762

At least 5% of the Company’s net income per year, as calculated in accordance with Luxembourg law and regulations, must be allocated to the creation of a legal reserve equivalent to 10% of the Company’s share capital. As of September 30, 2019, this reserve is fully allocated and additional allocations to the reserve are not required under Luxembourg law. Dividends may not be paid out of the legal reserve.

The Company may pay dividends to the extent, among other conditions, that it has distributable retained earnings calculated in accordance with Luxembourg law and regulations.

At December 31, 2018, distributable amount under Luxembourg law totals $17.0 billion, as detailed below:

(all amounts in thousands of U.S. dollars)
Retained earnings at December 31, 2017 under Luxembourg law	16,956,761
Other income and expenses for the year ended December 31, 2018	(33,303)
Dividends approved	(484,020)
Retained earnings at December 31, 2018 under Luxembourg law	16,439,438
Share Premium	609,733
Distributable amount at December 31, 2018 under Luxembourg law	17,049,171

Tenaris S.A. Consolidated Condensed Interim Financial Statements for the nine-month period ended September 30, 2019

14	Investments in non-consolidated companies

This note supplements and should be read in conjunction with Note 11 to the Company’s audited Consolidated Financial Statements for the year ended December 31, 2018.

a)	Ternium

Ternium S.A. (“Ternium”), is a steel producer with production facilities in Mexico, Argentina, Brazil, Colombia, United States and Guatemala and is one of Tenaris’s main suppliers of round steel bars and flat steel products for its pipes business.

At September 30, 2019, the closing price of Ternium’s ADSs as quoted on the New York Stock Exchange was $19.19 per ADS, giving Tenaris’s ownership stake a market value of approximately $440.8 million. At September 30, 2019, the carrying value of Tenaris’s ownership stake in Ternium, based on Ternium’s IFRS financial statements under IFRS, was approximately $742.3 million.

b)	Usiminas

Usiminas is a Brazilian producer of high quality flat steel products used in the energy, automotive and other industries and Tenaris’s principal supplier of flat steel in Brazil for its pipes and industrial equipment businesses.

As of September 30, 2019, the closing price of the Usiminas’ ordinary and preferred shares, as quoted on the B3, was BRL9.35 ($2.25) and BRL7.81 ($1.88), respectively, giving Tenaris’s ownership stake a market value of approximately $84.4 million. As that date, the carrying value of Tenaris’s ownership stake in Usiminas was approximately $72.2 million.

c)	Techgen, S.A. de C.V. (“Techgen”)

Techgen is a Mexican company that operates a natural gas-fired combined cycle electric power plant in the Pesquería area of the State of Nuevo León, Mexico. The company started producing energy on December 1, 2016 and is fully operational, with a power capacity of 900 megawatts. As of September 30, 2019, Tenaris held 22% of Techgen’s share capital, and its affiliates, Ternium and Tecpetrol International S.A. (a wholly-owned subsidiary of San Faustin S.A., the controlling shareholder of both Tenaris and Ternium), held 48% and 30% respectively.

Techgen is a party to transportation capacity agreements for a purchasing capacity of 150,000 MMBtu/Gas per day starting on August 1, 2016 and ending on July 31, 2036, and a party to a contract for the purchase of power generation equipment and other services related to the equipment. As of September 30, 2019, Tenaris’s exposure under these agreements amounted to $52.7 million and $0.9 million respectively. Furthermore, during 2018, Techgen entered a contract for the purchase of clean energy certificates. As of September 30, 2019 Tenaris’s exposure under this agreement amounted to $18.2 million.

During 2019, Techgen repaid certain subordinated loans to Techgen’s sponsors; the part corresponding to Tenaris amounted to $40.5 million. As of September 30, 2019, the aggregate outstanding principal amount under these subordinated loans was $58.1 million.

On February 13, 2019, Techgen entered into a $640 million syndicated loan agreement with several banks to refinance an existing loan, resulting in the release of certain corporate guarantee issued by Techgen’s shareholders to secure the replaced facility.

Techgen’s obligations under the current facility, which is “non-recourse” on the sponsors, are guaranteed by a Mexican security trust covering Techgen’s shares, assets and accounts as well as Techgen’s affiliates rights under certain contracts. In addition, Techgen’s collection and payment accounts not subject to the trust have been pledged in favor of the lenders under the new loan agreement, and certain direct agreements –customary for these type of transactions– have been entered into with third parties and affiliates, including in connection with the agreements for the sale of energy produced by the project and the agreements for the provision of gas and long-term maintenance services to Techgen. The commercial terms and conditions governing the purchase, by the Company’s Mexican subsidiary Tamsa, of 22% of the energy generated by the project remain unchanged.

Under the loan agreement, Techgen is committed to maintain a debt service reserve account covering debt service becoming due during two consecutive quarters; such account is funded by stand-by letters of credit issued for the account of Techgen’s sponsors in proportion to their respective participations in Techgen. Accordingly, the Company and its Swiss subsidiary, Tenaris Investments Switzerland AG, applied for stand-by letters of credit covering 22% of the debt service coverage ratio, which as of the date hereof amounts to $9.8 million.

Tenaris S.A. Consolidated Condensed Interim Financial Statements for the nine-month period ended September 30, 2019

15	Nationalization of Venezuelan Subsidiaries

Following the nationalization by the Venezuelan government of the Company’s interests in its majority-owned subsidiaries TAVSA - Tubos de Acero de Venezuela S.A. (“Tavsa”) and Matesi Materiales Siderúrgicos S.A (“Matesi”) and in Complejo Siderúrgico de Guayana, C.A (“Comsigua”), the Company and its wholly-owned subsidiary Talta - Trading e Marketing Sociedad Unipessoal Lda (“Talta”) initiated arbitration proceedings against Venezuela before the ICSID in Washington D.C. in connection with these nationalizations and obtained favorable awards, which are final and not subject to further appeals. For further information on these cases, see Note 30 in the Company’s audited consolidated financial statements for the year ended December 31, 2018.

16	Agreement for acquisition and other business agreements

Agreement for acquisition of IPSCO Tubulars Inc.

On March 22, 2019, the company entered into a definitive agreement to acquire from PAO TMK, a Russian company and manufacturer of steel pipe, 100% of the shares of its wholly owned U.S. subsidiary IPSCO Tubulars Inc., for $1.209 million, on a cash-free, debt-free bases, which includes $270 million of working capital.

The transaction is subject to regulatory approvals, including approval by the U.S. antitrust authorities, and other customary conditions.

IPSCO Tubulars Inc. is a U.S. domestic producer of seamless and welded OCTG and line pipe products, with an annual production capacity of 450,000 metric tons of steel bars, 400,000 metric tons of seamless pipe and 1,000,000 metric tons of welded pipes, and production facilities spread throughout the country.

Agreement to build a welded pipe plant in West Siberia

On February 5, 2019 Tenaris entered into an agreement with PAO Severstal to build a welded pipe plant to produce OCTG products in the Surgut area, West Siberia, Russian Federation. Tenaris holds a 49% interest in the company, while PAO Severstal owns the remaining 51%. The regulatory approvals and other customary conditions have been already obtained. The plant, which is estimated to require an investment of $240 million and a two-year construction period, is planned to have an annual production capacity of 300,000 tons. During the period, Tenaris contributed with approximately $9.8 million in the project.

17	Business combinations

Acquisition of Saudi Steel Pipe Company

a)	Acquisition

On January 21, 2019, Tenaris acquired 47.79% of the shares of Saudi Steel Pipe Company (“SSP”), a welded steel pipes producer listed on the Saudi stock market, for a total amount of SAR530 million (approximately $141 million). The amount was paid with Tenaris cash in hand. SSP’s facilities are located in the Eastern Province of the Kingdom of Saudi Arabia and have a manufacturing capacity of 360,000 tons per year. SSP started its operations in 1980 and serves energy industrial and commercial segments, is qualified to supply products with major national oil companies in the region.

Upon closing of the acquisition, four Tenaris’s nominees were appointed as new members of the SSP’s board of directors and a Tenaris senior executive was appointed as managing director and chief executive officer of SSP. Such appointment was ratified at the shareholders meeting of SSP held on May 7, 2019, where the shareholders also approved the reappointment of the Tenaris’s nominees until June 6, 2022.

The Company has begun consolidating SSP’s balances and results of operations as from January 21, 2019.

b)	Fair value of net assets acquired

The application of the purchase method requires certain estimates and assumptions specially concerning the determination of the fair values of the acquired intangible assets and property, plant and equipment as well as the liabilities assumed at the date of the acquisition. The fair values determined at the acquisition date are based mainly on discounted cash flows and other valuation techniques.

Tenaris S.A. Consolidated Condensed Interim Financial Statements for the nine-month period ended September 30, 2019

17	Business combinations (Cont.)

The preliminary allocation of the fair values determined for the assets and liabilities arising from the acquisition is as follows:

Fair value of acquired assets and liabilities:	SAR million	$ million
Property, Plant and Equipment	671	178
Customer relationship	305	82
Investment in associated	77	21
Working capital	167	45
Cash and Cash Equivalents	32	9
Other Receivables	11	3
Borrowings	(304)	(81)
Employees end of service benefits	(59)	(16)
Deferred Tax Liabilities	(47)	(13)
Net assets acquired	853	228

Tenaris acquired 47.79% of total assets and liabilities shown above, approximately $109 million. As of the result of the acquisition, the Company recognized a Goodwill of approximately $32.5 million. Tenaris has chosen to recognize the non-controlling interest at the proportionate share of the acquiree’s net identifiable assets.

The acquired business contributed revenues for $128.8 million with a minor contribution to Tenaris’s margin for the period starting January 21, 2019 and ending September 30, 2019.

If the acquisition had occurred on 1 January 2019, consolidated revenue and profit after tax would have not changed significantly.

The preliminary purchase price allocation has been done with the assistance of a third party expert. Following IFRS 3 “Business Combinations”, the Company will continue reviewing the allocation and make any necessary adjustments (mainly over property, plant and equipment, intangible assets and provisions) during the twelve months following the acquisition date.

18	Related party transactions

As of September 30, 2019:

▪	San Faustin S.A., a Luxembourg société anonyme (“San Faustin”), owned 713,605,187 shares in the Company, representing 60.45% of the Company’s capital and voting rights.

▪	San Faustin owned all of its shares in the Company through its wholly-owned subsidiary Techint Holdings S.à r.l., a Luxembourg société à responsabilité limitée (“Techint”), who is the holder of record of the above-mentioned Tenaris shares.

▪	Rocca & Partners Stichting Administratiekantoor Aandelen San Faustin, a Dutch private foundation (Stichting) (“RP STAK”) held voting shares in San Faustin sufficient to control San Faustin.

▪	No person or group of persons controls RP STAK.

Based on the information most recently available to the Company, Tenaris’s directors and senior management as a group owned 0.08% of the Company’s outstanding shares.

Transactions and balances disclosed as with “non-consolidated parties” are those with companies over which Tenaris exerts significant influence or joint control in accordance with IFRS, but does not have control. All other transactions and balances with related parties which are not non-consolidated parties and which are not consolidated are disclosed as “Other”.

Tenaris S.A. Consolidated Condensed Interim Financial Statements for the nine-month period ended September 30, 2019

18	Related party transactions (Cont.)

The following transactions were carried out with related parties:

(all amounts in thousands of U.S. dollars)	Nine-month period ended September 30,
	2019	2018
(i) Transactions	(Unaudited)
(a) Sales of goods and services
Sales of goods to non-consolidated parties	14,340	18,197
Sales of goods to other related parties	61,970	100,809
Sales of services to non-consolidated parties	4,162	5,605
Sales of services to other related parties	3,047	4,367
	83,519	128,978
(b) Purchases of goods and services
Purchases of goods to non-consolidated parties	149,083	207,759
Purchases of goods to other related parties	43,371	78,981
Purchases of services to non-consolidated parties	5,372	7,665
Purchases of services to other related parties	40,167	36,057
	237,993	330,462

(all amounts in thousands of U.S. dollars)	At September 30,	At December 31,
	2019	2018
(ii) Period-end balances	(Unaudited)
(a) Arising from sales / purchases of goods / services / others
Receivables from non-consolidated parties	77,959	122,136
Receivables from other related parties	10,163	24,419
Payables to non-consolidated parties	(36,863)	(33,197)
Payables to other related parties	(9,658)	(17,595)
	41,601	95,763

(b) Financial debt
Borrowings from other related parties	(1,367)	-
Finance lease liabilities from non-consolidated parties	(2,055)	-
	(3,422)	-

19	Category of financial instruments and classification within the fair value hierarchy

The following table illustrates the three hierarchical levels for valuing financial instruments at fair value and those measured at amortized cost as of September 30, 2019 and December 31, 2018.

		Measurement Categories		At Fair Value
September 30, 2019	Carrying amount	Amortized Cost	Fair Value	Level 1	Level 2	Level 3
Assets
Cash and cash equivalents	1,537,005	1,389,221	147,784	147,784	-	-
Other investments	322,763	143,350	179,413	168,105	11,308	-
Fixed income (time-deposit, zero coupon bonds, commercial papers)	143,350	143,350	-	-	-	-
Certificates of deposits	103,326	103,326	-	-	-	-
Commercial papers	19,950	19,950	-	-	-	-
Other notes	20,074	20,074	-	-	-	-
Bonds and other fixed income	179,413	-	179,413	168,105	11,308	-
U.S. government securities	10,231	-	10,231	10,231	-	-
Non - U.S. government securities	30,483	-	30,483	19,175	11,308	-
Corporates securities	138,699	-	138,699	138,699	-	-
Derivative financial instruments	4,697	-	4,697	-	4,697	-
Other Investments Non-current	42,605	-	42,605	38,678	-	3,927
Bonds and other fixed income	38,678	-	38,678	38,678	-	-
Other investments	3,927	-	3,927	-	-	3,927
Trade receivables	1,310,213	1,310,213	-	-	-	-
Receivables C and NC (*)	266,391	91,690	48,659	-	-	48,659
Other receivables	140,349	91,690	48,659	-	-	48,659
Other receivables (non-financial)	126,042	-	-	-	-	-
Total		2,934,474	423,158	354,567	16,005	52,586
Liabilities
Borrowings C and NC	922,872	922,872	-	-	-	-
Lease Liabilities C and NC	239,474	239,474	-	-	-	-
Trade payables	551,859	551,859	-	-	-	-
Derivative financial instruments	18,088	-	18,088	-	18,088	-
Total		1,714,205	18,088	-	18,088	-

(*) Includes balances related to interest in our Venezuelan companies, see Note 15.

Tenaris S.A. Consolidated Condensed Interim Financial Statements for the nine-month period ended September 30, 2019

19	Category of financial instruments and classification within the fair value hierarchy (Cont.)

		Measurement Categories		At Fair Value
December 31, 2018	Carrying amount	Amortized Cost	Fair Value	Level 1	Level 2	Level 3
Assets
Cash and cash equivalents	428,361	268,163	160,198	160,198	-	-
Other investments	487,734	300,410	187,324	168,165	19,159	-
Fixed income (time-deposit, zero coupon bonds, commercial papers)	300,410	300,410	-	-	-	-
Certificates of deposits	198,912	198,912	-	-	-	-
Commercial papers	9,932	9,932	-	-	-	-
Other notes	91,566	91,566	-	-	-	-
Bonds and other fixed income	187,324	-	187,324	168,165	19,159	-
U.S. government securities	1,077	-	1,077	1,077	-	-
Non - U.S. government securities	24,912	-	24,912	24,912	-	-
Corporates securities	142,176	-	142,176	142,176	-	-
Structured notes	19,159	-	19,159	-	19,159	-
Derivative financial instruments	9,173	-	9,173	-	9,173	-
Other Investments Non-current	118,155	-	118,155	113,830	-	4,326
Bonds and other fixed income	113,830	-	113,830	113,830	-	-
Other investments	4,326	-	4,326	-	-	4,326
Trade receivables	1,737,366	1,737,366	-	-	-	-
Receivables C and NC (*)	307,790	99,620	48,711	-	52	48,659
Other receivables	148,331	99,620	48,711	-	52	48,659
Other receivables (non-financial)	159,459	-	-	-	-	-
Total		2,405,559	523,561	442,193	28,384	52,985
Liabilities
Borrowings C and NC	539,007	539,007	-	-	-	-
Trade payables	693,673	693,673	-	-	-	-
Derivative financial instruments	11,978	-	11,978	-	11,978	-
Total		1,232,680	11,978	-	11,978	-

(*) Includes balances related to interest in our Venezuelan companies, see Note 15.

There were no transfers between Levels during the period.

The fair value of financial instruments traded in active markets is based on quoted market prices at the reporting date. A market is regarded as active if quoted prices are readily and regularly available from an exchange, dealer, broker, industry group, pricing service, or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm’s length basis. The quoted market price used for financial assets held by Tenaris is the current bid price. These instruments are included in Level 1 and comprise primarily corporate and sovereign debt securities.

The fair value of financial instruments that are not traded in an active market (such as certain debt securities, certificates of deposits with original maturity of more than three months, forward and interest rate derivative instruments) is determined by using valuation techniques which maximize the use of observable market data when available and rely as little as possible on entity specific estimates. If all significant inputs required to value an instrument are observable, the instrument is included in Level 2. Tenaris values its assets and liabilities included in this level using bid prices, interest rate curves, broker quotations, current exchange rates, forward rates and implied volatilities obtained from market contributors as of the valuation date.

The fair value of all outstanding derivatives is determined using specific pricing models that include inputs that are observable in the market or can be derived from or corroborated by observable data. The fair value of forward foreign exchange contracts is calculated as the net present value of the estimated future cash flows in each currency, based on observable yield curves, converted into U.S. dollars at the spot rate of the valuation date.

If one or more of the significant inputs are not based on observable market data, the instruments are included in Level 3. Tenaris values its assets and liabilities in this level using observable market inputs and management assumptions which reflect the Company’s best estimate on how market participants would price the asset or liability at measurement date. Main balances included in this level correspond to Tenaris’s interest in Venezuelan companies (see Note 15).

Borrowings are comprised primarily of fixed rate debt and variable rate debt with a short term portion where interest has already been fixed. They are classified under other financial liabilities and measured at their amortized cost. Tenaris estimates that the fair value of its main financial liabilities is approximately 99.1% of its carrying amount including interests accrued as of September 30, 2019 as compare with 99.3% as of December 31, 2018. Fair values were calculated using standard valuation techniques for floating rate instruments and comparable market rates for discounting flows.

Tenaris S.A. Consolidated Condensed Interim Financial Statements for the nine-month period ended September 30, 2019

20	Delisting of Tenaris’s shares from the Buenos Aires stock exchange

On July 29, 2019, the General Shareholders Meeting approved the delisting of the Company’s shares from the Buenos Aires stock exchange, Bolsas y Mercados Argentinos S.A. (“BYMA”), through a voluntarily withdrawal from listing of the Argentine National Securities Commission (Comisión Nacional de Valores, or “CNV”) pursuant to Article 32, clause c), Section VIII, Chapter II of Title III of the rules (Normas) of the CNV, which permits the Company to delist from BYMA without making a delisting public tender offer. On September 19, 2019, the CNV authorized the delisting of the Company’s shares in Argentina, and such delisting became effective as of the close of business on October 10, 2019.

Although shareholders holding shares through Caja de Valores S.A. (“CVSA”) on June 11, 2019 who were absent from the General Shareholders Meeting were entitled to appraisal rights provided pursuant to article 22 of the Company’s articles of association, no shareholder eligible to do so exercised such right.

21	Subsequent event

On October 30, 2019, the Company’s Board of Directors approved the payment of an interim dividend of $0.13 per share ($0.26 per ADS), or approximately $153 million, payable on November 20, 2019, with an ex-dividend date of November 18, 2019.

Alicia Móndolo

Chief Financial Officer